JEFFREY R. VETTER	July 11, 2018	EMAIL JVETTER@FENWICK.COM
Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jay Ingram, Legal Branch Chief
Sergio Chinos, Staff Attorney
Jenn Do, Staff Accountant
Al Pavot, Staff Accountant

Re:	Upwork Inc.
Draft Registration Statement on Form S-1
Filed June 4, 2018
CIK No. 0001627475

Ladies and Gentlemen:

On behalf of Upwork Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (“Draft No. 2”) to the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001627475) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on June 4, 2018 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 29, 2018 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier copies of Draft No. 2 in paper format, marked to show changes from the Draft Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 2 to update certain other disclosures.

General

1.	Please enhance the disclosure relating to core clients, gross services volume, client spend retention, and marketplace revenue to describe and quantify the relationship between these measures and your year-over-year financial performance. Also, please clarify the extent to which you are cautioning investors about the use and reliability of the information particularly in light of your risk factor disclosure on pages 40 and 41.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 11, 2018

In response to the Staff’s comment, the Company has revised its disclosure on pages 13, 59, 63, 64, and 65 of Draft No. 2.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

The Company advises the Staff that neither the Company, nor anyone authorized on behalf of the Company, has provided written communications in reliance on Section 5(d) of the Securities Act of 1933, as amended, to potential investors. To the extent that any written communications may in the future be presented to potential investors, the Company will provide the Staff with copies of any such written communications.

Summary, page 1

3.	Given the multiple references to GSV on page 1 of your Summary, please explain the term’s meaning herein instead of instructing readers to find the definition on page 64. Similarly, please explain in this section the term Client Spend which is presumably the total amount that clients spend on your marketplace and managed service offerings. See Item 503 of Regulation S-K and Section 230.421(d) of Regulation C.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 6 of Draft No. 2.

We may be subject to escrow, payment services, and money transmitter regulations . . .,, page 23

4.	Please disclose the status, and parties involved, of any inquiry received relating to the subject matter disclosed in this risk factor.

In response to the Staff’s comment, the Company has revised its disclosure on page 23 of Draft No. 2.

As a result of becoming a public company . . .,, page 37

5.	We note that your independent registered public accounting firm identified certain material weaknesses in your internal control over financial reporting. Please disclose the dollar amounts relating to the post-closing adjustments that were made to the company’s books and records and your financial statements as a result of the material weaknesses.

In response to the Staff’s comment, the Company has revised its disclosure on page 37 of Draft No. 2.

Material Weakness, page 37

6.

You attribute the errors in your financial statements to an inadequate number of qualified accounting employees. In order for readers to reasonably assess the progress and effectiveness of your remediation plan, please disclose the number of qualified accounting employees you had during the periods impacted by the material weakness. Disclose also the additional accounting employees that you estimate are required and how many you have hired since the

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 11, 2018

material weakness was first identified. In addition, please tell us the extent to which this material weakness impacted your accounting for business combinations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 37 and 38 of Draft No. 2. The Company also advises the Staff that the material weakness did not impact the Company’s accounting for business combinations.

Client Spend Retention, page 65

7.	It appears that this metric is intended to measure the recurring use of your platform (page 7). However, it is not clear whether your reported 99% measure for 2017 is also consistent with the proportion of 2016 clients who also used your platform again in 2017. Please disclose whether there is a material disparity between your reported 2017 rate of Client Spend Retention and the actual proportion of clients that used your platform in succeeding years. Please disclose whether this distinction is a limitation in the usefulness of this performance measure. The corresponding risk factor on page 14 reflects the materiality of this issue to your business and future growth.

The Company advises the Staff that it believes its client spend retention, rather than the absolute number of clients that it retains between periods, is more meaningful and allows investors to evaluate period-to-period comparisons of its business and understand its operating results. Client spend retention is much more directly correlated to actual business performance between periods for both gross services volume (“GSV”) and marketplace revenue. The Company notes that most of its clients have spent less than $5,000 during their lifetime on the platform and are therefore not considered core clients. For example, in 2017, approximately 20% of the clients that used the Company’s platform were considered core clients, and those core clients represented over 80% of the Company’s GSV. Therefore, the Company can lose a significant number of non-core clients in any given period without experiencing a significant impact on the Company’s client spend retention, GSV or marketplace revenue. Conversely, if the Company lost a small number of core clients, each with a significant amount of client spend, this will be reflected in lower client spend retention, which would negatively impact GSV and marketplace revenue. Therefore, the amount of client spend that the Company retains between periods is a more meaningful metric because it directly impacts the Company’s GSV and, therefore, marketplace revenue. Accordingly, the Company believes that client spend retention is a more useful indicator of the health of its business and therefore the Company does not believe that a disparity between client spend retention and number of clients retained is a limitation on the usefulness of the client spend retention metric.

The Company also advises the Staff that its client spend retention metric is reflective of all clients on the Company’s platform, including any such clients that elected to transition from the Elance platform to the Upwork platform following the combination of oDesk Corporation (“oDesk”) and Elance, Inc. (“Elance”) and the one-time platform consolidation.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Advance Notice Requirements for Stockholder Proposals and Director Nominations, page 137

8.	We note your disclosure relating to provisions in your bylaws that will specify certain requirements regarding the form and content of a stockholder’s notice. Please elaborate on those requirements.

In response to the Staff’s comment, the Company has revised its disclosure on page 136 of Draft No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 11, 2018

Shares Eligible for Future Sale, page 138

9.	We note that your directors and executive officers are subject to a lock-up agreement. Please file the lock-up agreement as an exhibit to the Registration Statement.

The Company advises the Staff that the form of lock-up agreement will be attached as an exhibit to the underwriting agreement to be filed with a pre-effective amendment to the Registration Statement.

Concentration of Risk, page F-8

10.	Please disclose the total amount of revenues from your major customer in each period pursuant to ASC 280-10-50-42. Note also the related party disclosure requirements in ASC 850-10-50 if applicable. Further, please expand the corresponding risk factor on page 14 to address the concentration of revenue from a single customer.

In response to the Staff’s comment, the Company has revised its disclosure on pages 14 and F-9 of Draft No. 2. The Company advises the Staff that there were no related party transactions or common control relationships that the Company was required to disclose pursuant to ASC 850-10-50.

Note 4, page F-21

11.	Goodwill comprises over 47% of your total assets. Given the “strong retention metrics” highlighted on pages 7 and 65, it is not clear why the purchase price allocated to the amortizable User Relationships asset appears disproportionately small relative to the amount allocated to goodwill. Please provide us with the fair value calculations supporting the initial measurement of your User Relationship asset. Reconcile between the historical revenue of the acquiree and the corresponding revenue and cash flow projections used in your fair value estimates. Describe the basis for your significant assumptions such as growth rates, discount rates, and cash flow measurements. Provide us with your purchase price calculation and tell us the specific factors you considered in identifying the accounting acquirer. Explain how your accounting complies with ASC 805-20-30 and ASC 805-20-55. Tell us about any material adjustments that were subsequently made to your initial Elance-oDesk purchase accounting.

The Company advises the Staff that the client spend retention disclosed in the Draft Registration Statement represents client spend retention for the combined company, which includes legacy oDesk users, legacy Elance users and new users that joined following the business combination of oDesk and Elance.

On March 31, 2014, oDesk and Elance entered into a business combination. This business combination fell within the scope of Accounting Standard Codification 805—Business Combinations (“ASC 805”) since Elance met the criteria of a business with inputs, processes, and outputs, and oDesk met the requirements for obtaining control of Elance. Management assessed the guidance contained in ASC 805-10-25 - Recognition and ASC 805-10-55-12 - Implementation Guidance and Illustrations in concluding that oDesk was the acquirer for accounting purposes as oDesk received approximately 60% of the outstanding securities in the newly combined entity through stock options, warrants, common stock and redeemable convertible preferred stock. oDesk was able to control the composition of the Company’s board of directors through its majority equity ownership. In addition, management considered ASC 805-10-55-13 and reviewed each company’s relative revenue for the year ended December 31, 2013 and

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 11, 2018

determined oDesk to be the acquirer. Specifically, revenue for oDesk was $63.5 million as compared to $31.4 million for Elance for the year ended December 31, 2013.

The Company engaged KPMG LLP, a third-party valuation firm, to assist management in estimating the fair value of certain intangible assets in connection with the business combination in order to allocate the total purchase price of $147.4 million. The purchase price represents the total value of Elance equity exchanged for securities of the Company in connection with the business combination. The Company applied the guidance under ASC 805-20-30 to identify acquired intangible assets apart from goodwill. An intangible asset is identifiable apart from goodwill if either of the following conditions applies:

•	the asset is separable (i.e., it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, regardless if there is an intent to do so); or
•	the asset arises from contractual or other legal rights (regardless of whether those rights are separable).

The Company identified the following intangible assets as part of the business combination:

•	user relationships;
•	developed technology; and
•	trade names.

The Company recorded $18.7 million for user relationships, $10.4 million for developed technology and $2.3 million for trade names, in addition to recording $2.1 million for net liabilities assumed from Elance, and the remaining $118.2 million attributable to goodwill. Assembled workforce was not considered to be separately identifiable under ASC 805 and, as such, was subsumed under goodwill.

Fair Value of User Relationship Asset

The Company valued user relationships using the multi-period excess earnings method under the income approach. This valuation method was based on forecasted revenue for the existing user relationships and by applying expected attrition rates. The operating cash flows were calculated by determining the costs required to generate revenue from the existing user relationships of Elance. The revenue associated with Elance’s existing user relationships was based on trailing 12 months revenue. The Company applied an attrition rate, net of existing users’ revenue growth, to the existing users’ revenue base to reflect the potential loss of some existing users over time. The significant assumptions to value the user assets are the attrition rates and the discount rate. The Company calculated the attrition rate based on the year-over-year revenue decreases for the past twelve years of history associated with users grouped by each cohort year and determined an 8% attrition. The Company then applied a discount rate of 14.5%, based on the Company’s weighted-average cost of capital, to the undiscounted excess earnings. The Company advises the Staff that the Company is providing to the Staff, under separate cover, a detailed calculation of the Company’s user relationship intangible assets.

Based on the significant assumptions made at the time of the business combination, the Company believes that the purchase price of Elance was properly allocated based on the accounting guidance.

The Company advises the Staff that there were no adjustments made to the user relationship intangible asset subsequent to the initial purchase accounting.

* * * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 11, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631, or, in his absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Stephane Kasriel, President and Chief Executive Officer

Brian Kinion, Chief Financial Officer

Brian Levey, Chief Business Affairs and Legal Officer

Upwork Inc.

Ran Ben-Tzur

Fenwick & West LLP

Robert G. Day

Rezwan D. Pavri

Andrew T. Hill

Wilson Sonsini Goodrich & Rosati, P.C.